

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

April 21, 2010

Mr. Jeffrey Sternberg
President, Director and Principal Executive Officer
Trilliant Exploration Corporation
18851 NE 29th Avenue, Suite 306
Aventura, FL 33180

> **Re:**   **Trilliant Exploration Corporation**
> **Form 10-K/A2 for the Fiscal Year Ended December 31, 2009**
> **Filed April 16, 2010**
> **Response Letter Dated April 7, 2010**
> **File No. 333-138332**

Dear Mr. Sternberg:

We have completed our review of your Form 10-K/A2 and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief